Exhibit 99.4

TRANSITION SERVICES AGREEMENT

BETWEEN

VERINT SYSTEMS INC.

AND

COGNYTE SOFTWARE LTD.

DATED FEBRUARY 1, 2021

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT dated February 1, 2021 (this “Agreement”), is between Verint Systems Inc., a Delaware corporation (“VSI”), and Cognyte Software Ltd., a company organized under the laws of the State of Israel (“SpinCo”). VSI and SpinCo are sometimes referred to herein individually as a “Party”, and collectively as the “Parties”.

R E C I T A L S

A.    SpinCo and VSI are parties to that certain Separation and Distribution Agreement dated as of February 1, 2021 (the “Separation and Distribution Agreement”).

B.    In connection with the Separation and Distribution Agreement, the board of directors of VSI (the “VSI Board”) has determined that it is appropriate and desirable to make a distribution, on a pro rata basis and in accordance with a distribution ratio to be determined by the VSI Board, to holders of VSI Shares on the Record Date of all the outstanding SpinCo Shares owned by VSI (the “Distribution”), and, immediately following the Distribution separate the SpinCo Business from the CES Business (the “Separation”).

C.    In connection with the transactions contemplated by the Separation and Distribution Agreement and in order to ensure a smooth transition following the Distribution and Separation, each Party desires that the other Party provide, or cause its Affiliates or contractors to provide, certain transition services on an arm’s-length basis.

In consideration of the forgoing and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. Unless otherwise defined herein, each capitalized term will have the meaning specified for such term in the Separation and Distribution Agreement. As used in this Agreement:

“Additional SpinCo Service” has the meaning set forth in Section 2.2(b).

“Additional VSI Service” has the meaning set forth in Section 2.2(a).

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means all agreements (other than this Agreement and the Separation and Distribution Agreement) entered into by the Parties or members of their respective Groups (but as to which no Third Party is a party) in connection with the Separation, the Distribution or the other transactions contemplated by the Separation and Distribution Agreement, including the Employee Matters Agreement, the Tax Matters Agreement, the Trademark Cross License Agreement, the Intellectual Property Cross License Agreement and the Transfer Documents.

“Authorized Representative” means, for each Party, any of the individuals listed on Annex A under the name of such Party.

“Availed Party” has the meaning set forth in Section 5.2(b).

“Data Protection Laws” has the meaning set forth in Section 5.2(a).

“Distribution” has the meaning set forth in the Recitals.

“Fees” means the fees for a particular Service as set forth on Annex B or Annex C as the case may be.

“Force Majeure” means, with respect to a Party, an event beyond the reasonable control of such Party (or any Person acting on its behalf), which event (a) does not arise or result from the fault or negligence of such Party (or any Person acting on its behalf) and (b) by its nature would not reasonably have been foreseen by such Party (or such Person), or, if it would reasonably have been foreseen, was unavoidable, and includes acts of God, acts of civil or military authority, embargoes, epidemics, pandemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any significant and prolonged failure in electrical or air conditioning equipment.

“Materials” has the meaning set forth in Section 2.5(a).

“Partial Termination” has the meaning set forth in Section 6.3(a).

“Party” has the meaning set forth in the Preamble.

“Payment Due Date” has the meaning set forth in Section 4.4.

“Prime Rate” has the meaning set forth in Section 4.5.

“Protected Data” has the meaning set forth in Section 5.2(a).

“Safety and Security Policies” has the meaning set forth in Section 5.2(b).

“Sales Taxes” has the meaning set forth in Section 4.2.

“Separation” has the meaning set forth in the Recitals.

“Separation and Distribution Agreement” has the meaning set forth in the Recitals.

“Service Coordinators” has the meaning set forth in Section 7.8.

“Service Provider” means (a) in the case of VSI Services, VSI or any of its Subsidiaries providing a VSI Service hereunder, or (b) in the case of SpinCo Services, SpinCo or any of its Subsidiaries providing a SpinCo Service hereunder.

“Service Recipient” means (a) in the case of VSI Services, SpinCo or any of its Subsidiaries receiving a VSI Service hereunder, or (b) in the case of SpinCo Services, VSI or any of its Subsidiaries receiving a SpinCo Service.

“Service Recipient Data” means all of the data and information owned and provided solely by the Service Recipient, or created by the Service Provider solely on behalf, or for the benefit, of the Service Recipient (including any such data and information created by the Service Provider or the Service Recipient using the Service Provider’s computer systems or software) in relation to the provision of the Services.

“Service Term” means the term for a particular Service as set forth on Annex B or Annex C, as the case may be.

“Services” means the VSI Services or the SpinCo Services, individually, or the VSI Services and the SpinCo Services, collectively, as the context may indicate.

“SpinCo” has the meaning set forth in the Preamble.

“SpinCo Service Coordinator” has the meaning set forth in Section 7.8.

“SpinCo Services” means the Services generally described on Annex C and any other Service provided by SpinCo or any of its Subsidiaries pursuant to this Agreement.

“Systems, Facilities and Data” has the meaning set forth in Section 5.2(b).

“Term” has the meaning set forth in Section 6.1.

“Term Extension” has the meaning set forth in Section 6.2.

“VSI” has the meaning set forth in the Preamble.

“VSI Board” has the meaning set forth in the Recitals.

“VSI Group” means VSI and each Person that is a Subsidiary of VSI other than SpinCo and any other member of the SpinCo Group.

“VSI Indemnitees” has the meaning set forth in Section 7.2.

“VSI Service Coordinator” has the meaning set forth in Section 7.8.

“VSI Services” means the Services generally described on Annex B and any other Service provided by the VSI Group pursuant to this Agreement.

ARTICLE II

PERFORMANCE AND SERVICES

2.1    General.

(a)    During the Term, and subject to the terms and conditions of this Agreement, VSI will use commercially reasonable efforts to provide, or cause to be provided, the VSI Services to SpinCo and its Subsidiaries. The applicable Fee for each VSI Service will be the specified Fee for such VSI Service set forth on Annex B, and the applicable Service Term for each VSI Service will be the specified Service Term for such VSI Service set forth on Annex B, in each case, subject to adjustment for each Term Extension as provided in Section 6.2. Notwithstanding anything to the contrary contained herein or on any Annex, VSI will have no obligation under this Agreement to: (i) operate the SpinCo Business or any portion thereof (it being acknowledged and agreed by VSI and SpinCo that providing the VSI Services will not be deemed to be operating the SpinCo Business or any portion thereof); (ii) advance funds or extend credit to SpinCo; (iii) hire new employees for the purpose of providing the VSI Services; (iv) provide VSI Services to any Person other than members of the SpinCo Group; or (v) implement new systems, processes, technologies, plans or initiatives developed, acquired or utilized by VSI whether before or after the Distribution Date.

(b)    During the Term, and subject to the terms and conditions of this Agreement, SpinCo will use commercially reasonable efforts to provide, or cause to be provided, the SpinCo Services to VSI and the other members of the VSI Group. The applicable Fee for each SpinCo Service will be the specified Fee for such SpinCo Service set forth on Annex C, and the applicable Service Term for each SpinCo Service will be the specified Service Term for such SpinCo Service set forth on Annex C, in each case, subject to adjustment for each Term Extension as provided in Section 6.2. Notwithstanding anything to the contrary contained herein or on any Annex, SpinCo will have no obligation under this Agreement to: (i) operate the CES Business or any portion thereof (it being acknowledged and agreed by VSI and SpinCo that providing the SpinCo Services will not be deemed to be operating the CES Business or any portion thereof); (ii) advance funds or extend credit to VSI; (iii) hire new employees for the purpose of providing the SpinCo Services; (iv) provide SpinCo Services to any Person other than members of the VSI Group; or (v) implement new systems, processes, technologies, plans or initiatives developed, acquired or utilized by SpinCo whether before or after the Distribution Date.

(c)    Notwithstanding anything to the contrary in this Agreement, neither VSI nor SpinCo (nor any of their respective Subsidiaries) will be required to perform Services hereunder or take any actions relating thereto that conflict with or violate any applicable Law, contract, license, sublicense, authorization, certification or permit.

2.2    Additional Unspecified Services.

(a)    If SpinCo reasonably determines in good faith after the date hereof (but no later than the date that is two months after the Spin-off Date) that additional transition services (not listed on Annex B) of the type previously provided by members of the VSI Group to support and assist the SpinCo Business are necessary to support and assist SpinCo in the conduct of the SpinCo Business, and SpinCo or its Subsidiaries are not able to provide (themselves or through service providers) such services to the SpinCo Business, then SpinCo may provide written notice thereof to VSI. Upon receipt of such notice by VSI, VSI will use commercially reasonable efforts to provide such additional service during the Term, subject to agreement between the Parties regarding an amendment to Annex B setting forth the additional service (each such service an “Additional VSI Service”), the terms and conditions for the provision of such Additional VSI Service and the Fees payable by SpinCo for such Additional VSI Service, such Fees to be determined on an arm’s-length basis. For the avoidance of doubt, VSI will have no obligation to provide any Additional VSI Services to the extent doing so would negatively impact the business or operations or VSI or its Subsidiaries in any material respect.

(b)    If VSI reasonably determines in good faith after the date hereof (but no later than the date that is two months after the Spin-off Date) that additional transition services (not listed on Annex C) of the type previously provided by members of the SpinCo Group to support and assist the CES Business are necessary to support and assist VSI in the conduct of the CES Business, and VSI or its Subsidiaries are not able to provide (themselves or through service providers) such services to the CES Business, then VSI may provide written notice thereof to SpinCo. Upon receipt of such notice by SpinCo, SpinCo will use commercially reasonable efforts to provide such additional service during the Term, subject to agreement between the Parties regarding an amendment to Annex C setting forth the additional service (each such service an “Additional SpinCo Service”), the terms and conditions for the provision of such Additional SpinCo Service and the Fees payable by VSI for such Additional SpinCo Service, such Fees to be determined on an arm’s-length basis. For the avoidance of doubt, SpinCo will have no obligation to provide any Additional SpinCo Services to the extent doing so would negatively impact the business or operations or SpinCo or its Subsidiaries in any material respect.

2.3    Service Requests. Any requests by a Party to the other Party regarding the Services or any modification or alteration to the provision of the Services must be made by an Authorized Representative (it being understood that the receiving Party will not be obligated to agree to any modification or alteration requested thereby). Notwithstanding anything to the contrary hereunder, each Party may avail itself of the remedies set forth in Section 6.4 without fulfilling the notice requirements of this Section 2.3.

2.4    Access.

(a)    Subject to Section 5.2, SpinCo, at the reasonable request of VSI, will make available on a timely basis to VSI, all information reasonably requested by VSI to enable VSI to provide the VSI Services and the Additional VSI Services (if any). SpinCo will give VSI and its Affiliates, employees, agents and representatives, as reasonably requested by VSI and subject to applicable Law and contractual obligations, reasonable access, during regular business hours and at such other times as are reasonably required, to the premises of the SpinCo Business for the purposes of providing the VSI Services and the Additional VSI Services (if any).

(b)    Subject to Section 5.2, VSI, at the reasonable request of SpinCo, will make available on a timely basis to SpinCo, all information reasonably requested by SpinCo to enable SpinCo to provide the SpinCo Services and the Additional SpinCo Services (if any). VSI will give SpinCo and its Affiliates, employees, agents and representatives, as reasonably requested by SpinCo and subject to applicable Law and contractual obligations, reasonable access, during regular business hours and at such other times as are reasonably required, to the premises of the CES Business for the purposes of providing the SpinCo Services and the Additional SpinCo Services (if any).

2.5    Books and Records; Retention and Transfer of Materials and Service Recipient Data.

(a)    For a period of 24 months following termination of this Agreement, the Service Provider will retain all books, records, files, databases or computer software or hardware (including current and archived copies of computer files) (the “Materials”) with respect to matters relating to the Services provided to the Service Recipient hereunder that are in a form and contain a level of detail substantially consistent with the records retention policies of the Service Provider prior to the Distribution Date. The Service Provider will make such Materials available to the Service Recipient for its review, upon reasonable notice, at the Service Recipient’s expense, during regular business hours, including in order to verify disputed charges under Section 4.6. If at any time during the 24-month period following the termination of this Agreement, the Service Recipient reasonably requests in writing that certain Materials be delivered to the Service Recipient, the Service Provider promptly will arrange for the delivery of the requested Materials in the form in which such Materials are then maintained by the Service Provider to a location specified by, and at the expense of, the Service Recipient. As promptly as practicable following the expiration of the Service Term (or earlier termination pursuant to Section 6.3) of a Service, the Service Provider will, upon request, use commercially reasonable efforts to furnish to the Service Recipient, and assist in the transition of Materials belonging to the Service Recipient and relating to such Service as clearly identified by the Service Recipient, in an industry standard or mutually agreed upon data format. For the avoidance of doubt, the obligations in this Section 2.5 will in no way derogate from any similar obligations set forth in Article VI of the Separation and Distribution Agreement.

(b)    As between the Parties, the Service Recipient Data will be and will remain the property of the Service Recipient. The Service Provider will use the Service Recipient Data solely to provide the Services to the Service Recipient as set forth herein and for no other purpose whatsoever. During the Term, the Service Provider will, to the extent reasonably practicable and subject to Data Protection Laws, promptly provide the Service Recipient Data to the Service Recipient upon the Service Recipient’s reasonable request and at the Service Recipient’s expense. As promptly as practicable following the termination or expiration of this Agreement for any reason, the Service Provider will, upon request, use commercially reasonable efforts to deliver to the Service Recipient or destroy (and certify such destruction in writing if so requested by the Service Recipient), at Service Recipient’s option, all Service Recipient Data; provided, however, that the Service Provider will not be required to erase or destroy Service Recipient Data included in computer files stored securely by the Service Provider that are created during automatic system backups.

(c)    Notwithstanding anything herein to the contrary, and subject to Section 5.1, the Service Provider may retain copies of the Materials and the Service Recipient Data in accordance with policies and procedures implemented by the Service Provider to comply with applicable Law (including Data Protection Laws), professional standards or reasonable business practice, including document retention policies as in effect from time to time (which policies will be made available to the Service Recipient upon request).

2.6    Permits and Third-Party Consents. The Service Provider will use commercially reasonable efforts to obtain any permits, licenses, approvals or third-party consents necessary to provide the Services, the reasonable cost of which will be payable by Service Recipient to the extent such costs are incurred for the purpose of providing the Services.

2.7    No Reporting Obligations. Notwithstanding anything to the contrary contained in this Agreement or any Annex hereto, none of the Service Provider or any of its Affiliates, or any of their respective Representatives, will be obligated, pursuant to this Agreement or any Annex hereto, as part of or in connection with the Services provided hereunder, as a result of storing or maintaining any data referred to herein or in any Annex hereto, or otherwise, to prepare or deliver any notification or report to any Governmental Authority or other Person on behalf of Service Recipient or any of its Affiliates, or any of their respective Representatives.

ARTICLE III

SERVICE QUALITY; INDEPENDENT CONTRACTOR

3.1    Service Quality.

(a)    The Service Provider will perform the Services in a manner and quality that is substantially consistent with the Party’s past practice (including as to quantity) in performing the Services for the SpinCo Business or CES Business, as

applicable, and in any event in compliance with any terms or service levels set forth on the applicable Annex. The Service Recipient will use the Services in substantially the same manner and on substantially the same scale as they were used by such Party and its Affiliates in the past practice of the SpinCo Business or CES Business, as applicable, prior to the Distribution Date.

(b)    Each Party acknowledges and agrees that certain of the Services to be provided under this Agreement have been, and will continue to be provided (in accordance with this Agreement and the Annexes hereto) to the CES Business or the SpinCo Business, as applicable, by third parties designated by the Party responsible for providing such Services hereunder. To the extent so provided, the Party responsible for providing such Services will use commercially reasonable efforts to (i) cause such third parties to provide such Services in accordance with this Agreement and/or (ii) enable the Party seeking the benefit of such Services and its Subsidiaries to avail itself of such Services; provided, however, that if any such third party is unable or unwilling to provide any such Services, the Parties agree to use their commercially reasonable efforts to determine the manner, if any, in which such Services can best be provided (it being acknowledged and agreed that any costs or expenses to be incurred in connection with obtaining a third party to provide any such Services will be paid by the Party to which such Services are provided; provided further that the Party responsible for providing such Services will use commercially reasonable efforts to communicate the costs or expenses expected to be incurred in advance of incurring such costs or expenses).

3.2    Independent Contractor; Assets; Subcontractors.

(a)    The Parties are independent contractors. All employees and representatives of a Party and any of its Subsidiaries involved in providing Services will be under the exclusive direction, control and supervision of the Party or its Subsidiaries (or their subcontractors) providing such Services, and not of the Service Recipient. The Party or its Subsidiaries (or their subcontractors) providing the Services will be solely responsible for compensation of its employees, and for all withholding, employment or payroll taxes, unemployment insurance, workers’ compensation, and any other insurance and fringe benefits with respect to such employees. The Party or its Subsidiaries (or their subcontractors) providing the Services will have the exclusive right to hire and fire any of its employees in accordance with applicable Law. The Service Recipient will have no right to direct and control any of the employees or representatives of the Party or its Subsidiaries (or their subcontractors) providing such Services.

(b)    All procedures, methods, systems, strategies, tools, equipment, facilities, software, data and other resources used by a Party, any of its Subsidiaries or any third party service provider in connection with the provision of the Services hereunder will remain the property of such Party, its Subsidiaries or such service providers and, except as otherwise provided herein, will at all times be under the sole direction and control of such Party, its Subsidiaries or such third party service provider. Without limiting any license set forth in that certain Intellectual Property Cross License Agreement between the Parties, and that certain Trademark Cross License Agreement between the Parties, or any other agreement between the Parties, no license under any patents, know-how, trade secrets, copyrights or other rights is granted by this Agreement or any disclosure in connection with this Agreement by either Party.

(c)    The Service Provider may hire or engage one or more subcontractors to perform any or all of its obligations under this Agreement; provided that (a) the Service Provider will use the same degree of care in selecting any such subcontractor as it would if such contractor was being retained to provide similar services to the Service Provider; and (b) unless otherwise agreed by the Parties in a separate agreement with express reference to this Agreement, the Service Provider will in all cases remain primarily responsible for all of its obligations hereunder with respect to the scope of the Services, the standard for services as set forth in Article III and the content of the Services provided to the Service Recipient as if it were providing such services itself. The Service Provider may replace a subcontractor providing Services under this Agreement without the consent of the Service Recipient provided that the costs of the replacement subcontractor are not materially higher than the costs for such previous subcontractor. The Service Provider will provide notice to the Service Recipient prior to replacing or hiring new subcontractors whenever reasonably possible.

3.3    Uses of Services. The Service Provider will be required to provide the Services only to the Service Recipient and the Service Recipient’s Subsidiaries in connection with the Service Recipient’s operation of the SpinCo Business or CES Business, as applicable. The Service Recipient may not resell any Services to any Person whatsoever or permit the use of such Services by any Person other than in connection with (a) the operation of the SpinCo Business or CES Business, as applicable, in the ordinary course of business or (b) effecting the Separation.

3.4    Modification of Services. The Parties agree that each Service Provider may make changes from time to time in the manner of performing the applicable Service if such Service Provider is making similar changes in performing similar services for itself, its Affiliates or other third parties, if any, provided that such Service Provider furnishes to the Service Recipient substantially the same notice (in content) as such Service Provider provides to its Affiliates or third parties, if any, respecting such changes; provided further that each Service Provider may make any of the following changes without obtaining the prior consent of, and without prior notice to, the Service Recipient: (a) changes to the process of performing a particular Service that do not adversely affect the benefits to the Service Recipient in any material respect or materially increase the charge for such Service; (b) emergency changes on a temporary and short-term basis; and (c) changes to a particular Service in order to comply with applicable Law.

3.5    Right to Suspend Services. Notwithstanding anything to the contrary in this Agreement, neither Service Provider will be required to provide, and will incur no liability for not providing, all or any part of any Service to the extent: (a) the performance of such Service would require such Service Provider to violate any applicable Law, (b) a third party service provider or other third party asset used to provide any Service ceases to be, or otherwise is not, available to such Service

Provider on commercially reasonable terms, or (c) prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure; provided that (i) in the case of clauses (a) and (b), (A) only to the extent reasonably necessary for such Service Provider to address the issue raised; (B) to the extent practicable, only after such Service Provider has applied commercially reasonable efforts to reduce the amount or effect of any such restrictions; and (C) if such Service Provider has delivered written notice thereof to the Service Recipient; and (ii) in the case of clause (c), only to the extent provided in Section 8.7.

3.6    Transition of Responsibilities. Each Party agrees to use commercially reasonable efforts to reduce or eliminate its and its Subsidiaries’ dependence on each Service as soon as is reasonably practicable. Each Party agrees to cooperate with the other Party to facilitate the smooth transition of the Services being provided to the Service Recipient by the Service Provider.

3.7    Disclaimer of Warranties. Except as expressly set forth in this Agreement: (i) each Party acknowledges and agrees that the other Party makes no warranties of any kind with respect to the Services or access to Systems, Facilities and Data to be provided hereunder; and (ii) each Party hereby expressly disclaims all warranties with respect to the Services or access to Systems, Facilities and Data to be provided hereunder, as further set forth immediately below.

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SERVICES OR ACCESS TO SYSTEMS, FACILITIES AND DATA TO BE PROVIDED UNDER THIS AGREEMENT WILL BE PROVIDED AS-IS, WHERE-IS, WITH ALL FAULTS, AND WITHOUT WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF NON-INFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO ANY REPRESENTATION OR DESCRIPTION, TITLE OR ANY OTHER WARRANTY WHATSOEVER.

ARTICLE IV

FEES; PAYMENT

4.1    Fees. The Service Recipient will pay the Service Provider the Fees for the Services provided by such Service Provider under this Agreement. The Fees for the VSI Services are set forth on Annex B and the Fees for the SpinCo Services are set forth on Annex C, in each case, subject to adjustment for each Term Extension as provided in Section 6.2.

4.2    Taxes. All Fees to be paid are exclusive of any applicable taxes required by Law to be collected from the Service Recipient (including sales, use, excise or service tax, which may be assessed on the provision of any Service). If a withholding, sales, use, excise, services or similar tax is assessed on the provision of any of the Services, the Service Recipient will pay directly, or reimburse or indemnify the Service Provider for, such tax. In addition to any amounts otherwise payable hereunder, the

Service Recipient will be responsible for any and all sales, use, excise, services or similar taxes imposed on the provision of goods and services by the Service Provider to the Service Recipient (“Sales Taxes”) and will either (a) remit such Sales Taxes to the Service Provider (and the Service Provider will remit the amounts so received to the applicable Governmental Authority) or (b) provide the Service Provider with a certificate or other proof, reasonably acceptable to the Service Provider evidencing an exemption from liability for such Sales Taxes. The Parties further agree that, notwithstanding the foregoing, neither Party will be required to pay any franchise taxes, taxes based on the income of the other Party or personal property taxes on property owned or leased by a Party and used by such Party to provide Services.

4.3    Invoices and Payment. Unless otherwise specified in Annex B or Annex C, within 30 days following the end of each month during the Term (or within 30 days after receipt of a third party supplier’s invoice in the case of Services that are provided by a third party supplier), the Service Provider will submit to the Service Recipient for payment a written statement of amounts due under this Agreement for such month. The statement will set forth the Fees, in the aggregate and itemized, based on the descriptions set forth on Annex B or Annex C, as the case may be. Each statement will specify the nature of any amounts due for any Fees as set forth on Annex B or Annex C and will contain reasonably satisfactory documentation in support of such amounts as specified therein and such other supporting detail as the Service Recipient may reasonably require to validate such amounts due. All fees for Services provided by third party suppliers will be charged on a straight, pass-through basis and without mark-up of any kind.

4.4    Timing of Payment. Unless otherwise specified in Annex B or Annex C, the Service Recipient will pay all amounts due pursuant to each invoice under this Agreement no later than 30 days following the Service Recipient’s receipt of such invoice (or, in the case of Services that are provided by a third party supplier, no later than 30 days following receipt of invoice by the Service Recipient) (the “Payment Due Date”).

4.5    Non-Payment; Offsets. If either Party fails to pay the full amount of any invoice by the Payment Due Date, such failure will be considered a material default under this Agreement. In the event that the Service Provider is not paid in full under this Agreement, and has not been paid within two business days following notification for a failure to pay, such Service Provider will be entitled to offset amounts owed to the Service Recipient under the other agreements entered into between the Parties in connection with the transactions contemplated by the Separation and Distribution Agreement. The remedies provided to each Party by this Section 4.5 and by Section 6.4 will be cumulative with respect to any other applicable provisions of this Agreement. Payments made after the date they are due will bear interest at an annual rate equal to that published by The Wall Street Journal as its prime rate (the “Prime Rate”) plus 2.0% (compounded monthly), provided that in no event will the aggregate amount of interest accrued in relation to any overdue payment exceed 10% of the entire amount of such payment.

4.6    Payment Disputes. The Service Recipient may object to any amounts for any Service invoiced to it at any time before, at the time of, or after payment is made, provided such objection is made in writing to the Service Provider within 60 days following receipt of invoice by the Service Recipient. The Service Recipient will timely pay the disputed items in full while resolution of the dispute is pending; provided, however, that the Service Provider will pay interest at an annual rate equal to the Prime Rate plus 2.0% (compounded monthly) on any amounts it is required to return to the Service Recipient upon resolution of the dispute, provided further that in no event will the aggregate amount of interest accrued in relation to any returned payment exceed 10% of the amount of such returned payment. Payment of any amount will not constitute approval thereof. Any dispute under this Section 4.6 will be resolved in accordance with the provisions of Section 7.9.

ARTICLE V

CONFIDENTIALITY

5.1    Confidentiality. Each Party agrees that the specific terms and conditions of this Agreement (to the extent not otherwise publicly disclosed by the Parties in connection with the Separation and Distribution) and any information, Service Recipient Data and Materials conveyed or otherwise received by or on behalf of a Party in conjunction herewith are confidential and are subject to the terms of the confidentiality provisions set forth in Section 6.8 of the Separation and Distribution Agreement.

5.2    Security.

(a)    In this Section 5.2, the terms “personal data,” “personal information” and “processing” will have the same meaning ascribed to them as under applicable data protection, privacy or similar Laws in the relevant country (the “Data Protection Laws”). Notwithstanding Section 5.2(b), each party will comply with Data Protection Laws that may apply in relation to any personal data or personal information processed in connection with this Agreement (the “Protected Data”).

(b)    If either Party (including its Affiliates and their employees, authorized agents and subcontractors) is given access to the other Party’s computer systems or software, premises, equipment, facilities or data (including Protected Data) (individually and collectively, “Systems, Facilities and Data”) in connection with the Services, the Party given access (the “Availed Party”) will comply with (and will cause its Affiliates, and their employees, authorized agents and subcontractors to comply with) its policies and procedures in relation to the use of and access to such systems, facilities and data (collectively, “Safety and Security Policies”) as if it were the Availed Party’s own such Systems, Facilities and Data and with all Data Protection Laws, and will not tamper with, compromise or circumvent any safety, security or audit measures employed by such other Party. Upon the written request of the other party, the Availed Party will use commercially reasonable efforts to comply with the Safety and Security Policies of the other party. The Availed Party will access and use only those Systems, Facilities and Data of the other Party for which it has been granted the right to access and use in connection with the Services. All personnel given access to the Systems, Facilities and Data of the other Party will, upon request, execute a customary confidentiality and data access agreement in form and substance reasonably acceptable to the owner of such Systems, Facilities and Data and in accordance with Data Protection Laws.

(c)    In accordance with Data Protection Laws, each Party will use commercially reasonable efforts to ensure that only those of its personnel who are specifically authorized to have access to the Systems, Facilities and Data of the other Party gain such access, and use commercially reasonable efforts to prevent unauthorized access, use, destruction, alteration or loss of such Systems, Facilities and Data (including, in each case, any information contained therein), including notifying its personnel of the restrictions set forth in this Agreement and of the Safety and Security Policies.

(d)    If, at any time, the Availed Party determines that any of its personnel or any third party has circumvented the Safety and Security Policies, that any unauthorized Availed Party personnel or third party has accessed the Systems, Facilities and Data, or that any of its personnel or a third party has engaged in activities that lead to the unauthorized access, use, destruction, alteration or loss of, or damage to, Systems, Facilities and Data, the Availed Party will promptly terminate any such person’s access to the Systems, Facilities and Data (if the access involves personnel) and promptly notify the other Party of any such unauthorized access, use, destruction, alteration or loss of, or damage to, Systems, Facilities and Data. In addition, such other Party will have the right to deny personnel of the Availed Party access to its Systems, Facilities and Data upon notice to the Availed Party in the event that the other Party reasonably believes that such personnel have engaged in any of the activities set forth above in this Section 5.2(d) or otherwise pose a security concern. The Availed Party will use commercially reasonable efforts to cooperate with the other Party in investigating any apparent unauthorized access, use, destruction, alteration or loss of, or damage to, such other Party’s Systems, Facilities and Data.

(e)    If any Systems, Facilities and Data of a Party are damaged (ordinary wear and tear excepted) due to the conduct of the Availed Party or any of its Affiliates, or their employees, authorized agents or subcontractors, the Availed Party will be liable to the other Party for all costs associated with such damage, to the extent such costs exceed any available insurance proceeds, in accordance with the terms of this Agreement.

ARTICLE VI

TERMINATION

6.1    Term. The initial term of this Agreement (the “Term”) will commence on the Distribution Date and end on the earliest to occur of (a) the last date on which either Party is obligated to provide a Service pursuant to this Agreement, as specified in Annex B and Annex C, (b) the date on which the provision of all Services has been terminated by the Parties pursuant to Section 6.3 and (c) the date this Agreement is terminated pursuant to Section 6.4; provided that the end of the Term, including any Term Extension pursuant to Section 6.2, will not end later than the 24 month anniversary of the Distribution Date.

6.2    Option to Extend Term. Either Party may request an extension of the Service Term for one or more Services by providing written notice to the other at least 60 days in advance of the scheduled end date for such Service; provided that for any Services scheduled to conclude on or before the first anniversary of the date of this Agreement, such notice must be provided by October 31, 2021. Following the provision of such a notice, the Parties agree to enter into good faith negotiations regarding any proposed extensions to the Service Term and appropriate increases to pricing. Following such negotiations and upon mutual written agreement of the Parties prior to the end of the Service Term for such Service, the Parties may extend the Service Term of such Service for up to 180 days (or for such other period specified in Annex B, Annex C or otherwise agreed to by the Parties in writing with respect to such Service, but no more than 180 days), on the terms and conditions contained in this Agreement (such extension, a “Term Extension”). In the event a Term Extension for a Service would exceed the Term of this Agreement, the Term of this Agreement will be extended for the duration of the Term Extension (subject to the 24 month limitation set forth in Section 6.1).

6.3    Partial Termination.

(a)    The Service Recipient will provide no less than ten Business Day’s prior written notice (unless a shorter time is mutually agreed upon by the Parties or unless otherwise specified in Annex B or Annex C with respect to a Service) to the Service Provider of any Services that, prior to the expiration of the Service Term or Term Extension, for any reason, are no longer needed from the Service Provider, in which case this Agreement will terminate as to such Services (a “Partial Termination”). Notwithstanding the foregoing, a Partial Termination during the first 12 months after the Spin-off Date will not relieve the Service Recipient from its obligation to pay the entire amount owed for such Service for the initial 12 month period. The Parties will mutually agree as to the effective date of any Partial Termination.

(b)    Subject to Section 6.3(a), in the event of any permitted termination prior to the scheduled expiration of the Service Term or of any Partial Termination hereunder, with respect to any terminated Services in which the Fee for such terminated Services is charged as a flat monthly rate, if termination occurs other than the end of the month, there will be no proration of the monthly rate. To the extent any amounts due or advances made hereunder related to costs or expenses that have been or will be incurred and that cannot be recovered by the Service Provider, such amounts due or advances made will not be prorated or reduced and the Service Provider will not be required to refund to the Service Recipient any prorated amount for such costs or expenses; and the Service Recipient will reimburse the Service Provider for (i) Service Recipient’s proportional share of any third party costs or charges that are required to be paid in connection with the provision of any Services and that cannot be terminated and (ii) any third party cancellation or similar charges incurred as a result of the Service Recipient’s early termination.

6.4    Termination of Entire Agreement. Subject to the provisions of Section 6.6, a Party will have the right to terminate this Agreement or effect a Partial Termination effective upon delivery of written notice to the other Party if:

(a)    the other Party or such other Party’s direct or indirect parent Affiliate makes an assignment for the benefit of creditors, or becomes bankrupt or insolvent, or is petitioned into bankruptcy, or takes advantage (with respect to its own property and business) of any state, federal or foreign bankruptcy or insolvency act, or if a receiver or receiver/manager is appointed for all or any substantial part of its property and business and such receiver or receiver/manager remains undischarged for a period of 30 days;

(b)    the other Party materially defaults in the performance of any of its covenants or obligations contained in this Agreement and such default is not remedied within 21 days after receipt of written notice by the defaulting Party informing such Party of such default; provided, however, that the non-defaulting Party may seek a substitute third party service provider in accordance with Section 7.1(c) at the expense of the defaulting Party if such default is not remedied within five business days after receipt of written notice by the defaulting Party informing such Party of such default; or

(c)    the other Party or any of such other Party’s Affiliates engages in any act of gross negligence, willful misconduct, fraud or reckless disregard.

6.5    Procedures on Termination. Following any termination of this Agreement or Partial Termination, each Party will cooperate with the other Party as reasonably necessary to avoid disruption of the ordinary course of the other Party’s and its Subsidiaries’ businesses. Termination will not affect any right to payment for Services provided prior to termination.

6.6    Effect of Termination. Section 4.1 and Section 4.2 (in each case, with respect to Fees and Taxes attributable to periods prior to termination), Section 2.5, Section 3.2, Section 4.3, Section 4.4, Section 4.5, Section 4.6, and Section 6.5, this Section 6.6 and Article V, Article VII and Article VIII will survive any termination of this Agreement. In the event of a Partial Termination, this Agreement will remain in full force and effect with respect to the Services which have not been terminated by the Parties as provided herein. For the avoidance of doubt, the termination of this Agreement with respect to the Services provided under one Annex, but not the other Annex, will not be a termination of this Agreement.

ARTICLE VII

INDEMNIFICATION AND DISPUTE RESOLUTION

7.1    Limitation of Liability.

(a)    No Party nor any of such Party’s Affiliates will be liable, whether in contract, tort (including negligence and strict liability) or otherwise, for any special, indirect, punitive, incidental or consequential damages whatsoever that in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder, or the provision of or failure to provide any Service hereunder, including loss of profits, loss of data, diminution in value, business interruptions and claims of customers, whether or not such damages are foreseeable or any Party has been advised of the possibility or likelihood of such damages.

(b)    Except for Liabilities arising out of or related to the gross negligence, willful misconduct or bad faith of the defaulting Party or in respect of negligence under Article V, in no event will a Party’s cumulative aggregate liability arising under or in connection with this Agreement (or the provision of Services hereunder) exceed the amount of Fees paid or payable to such Party from the other Party pursuant to this Agreement in respect of the Service from which such Liability flows.

(c)    Each Party will use commercially reasonable efforts to mitigate the Liabilities for which the other is responsible hereunder, including, among other things, engaging a third-party provider reasonable under the circumstances in the event of a material default not remedied within five business days after receipt of written notice by the defaulting Party informing such Party of such default (including in the event resulting in a termination by the non-breaching party under Section 6.4) and offsetting the reasonable expenses incurred against the fees owed to the Service Provider hereunder.

7.2    Indemnification by SpinCo. SpinCo will indemnify, defend and hold harmless each of VSI, each other member of the VSI Group and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “VSI Indemnitees”) for any Liabilities attributable to any third party claims asserted against them to the extent arising from or relating to: (a) any material breach of this Agreement by SpinCo (including in the event resulting in a termination by VSI under Section 6.4); (b) any gross negligence, willful misconduct, fraud or bad faith by SpinCo, the other members of the SpinCo Group, or its or their employees, suppliers or contractors, in the provision of the SpinCo Services by SpinCo, the other members of the SpinCo Group or its or their employees, suppliers or contractors pursuant to this Agreement; and (c) the provision of the VSI Services by VSI, the other members of the VSI Group or its or their employees, suppliers or contractors, except to the extent that such third party claims for Liabilities are finally determined by a court of competent jurisdiction to have arisen out of the material breach of this Agreement, gross negligence, willful misconduct or bad faith of VSI, the other members of the VSI Group or its or their employees, suppliers or contractors in providing the VSI Services.

7.3    Indemnification by VSI. VSI will indemnify, defend and hold harmless each of the SpinCo Indemnitees for any Liabilities attributable to any third party claims asserted against them to the extent arising from or relating to: (a) any material breach of this Agreement by VSI (including in the event resulting in a termination by SpinCo under Section 6.4); (b) any gross negligence, willful misconduct, fraud or bad faith by VSI, the other members of the VSI Group, or its or their employees, suppliers or contractors, in the provision of the VSI Services by VSI, the other members of the VSI Group or its or their employees, suppliers or contractors pursuant to this Agreement; and (c) the provision of the SpinCo Services by SpinCo, the other members of the SpinCo Group or its or their employees, suppliers or contractors, except to the extent that such third party claims for Liabilities are finally determined by a court of competent jurisdiction to have arisen out of the material breach of this Agreement, gross negligence, willful misconduct or bad faith of SpinCo, the other members of the SpinCo Group or its or their employees, suppliers or contractors in providing the SpinCo Services.

7.4    Exclusive Remedy. Except for equitable relief and rights pursuant to Section 4.2, Section 4.5 or Article V, the indemnification provisions of this Article VII will be the exclusive remedy for breach of this Agreement.

7.5    Risk Allocation. Each Party agrees that the Fees charged under this Agreement reflect the allocation of risk between the Parties, including the disclaimer of warranties in Section 3.7 and the limitations on liability in Section 7.1. Modifying the allocation of risk from what is stated here would affect the Fees that each Party charges, and in consideration of those Fees, each Party agrees to the stated allocation of risk.

7.6    Indemnification Procedures. All claims for indemnification pursuant to Section 4.2 or this Article VII will be made in accordance with the provisions set forth in Article IV of the Separation and Distribution Agreement. Notwithstanding anything to the contrary hereunder, neither Party may assert against the other Party or submit to mediation or legal proceedings any cause of action, dispute or claim for indemnification which accrued more than two years after the later of (a) the occurrence of the act or event giving rise to the underlying cause of action, dispute or claim and (b) the date on which such act or event was, or should have been, in the exercise of reasonable due diligence, discovered by the Party asserting the cause of action, dispute or claim.

7.7    Express Negligence. THE INDEMNITY, RELEASES AND LIMITATIONS OF LIABILITY IN THIS AGREEMENT (INCLUDING ARTICLE II AND THIS ARTICLE VII) ARE INTENDED TO BE ENFORCEABLE AGAINST THE PARTIES IN ACCORDANCE WITH THE EXPRESS TERMS AND SCOPE THEREOF NOTWITHSTANDING ANY EXPRESS NEGLIGENCE RULE OR ANY SIMILAR DIRECTIVE THAT WOULD PROHIBIT OR OTHERWISE LIMIT INDEMNITIES BECAUSE OF THE NEGLIGENCE OR GROSS NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT OR ACTIVE OR PASSIVE) OR OTHER FAULT OR STRICT LIABILITY OF ANY OF THE INDEMNIFIED PARTIES.

7.8    Appointment of Service Coordinators. VSI will appoint a Representative who will be its authorized representative and empowered to act on its behalf in connection with this Agreement (the “VSI Service Coordinator”), and SpinCo will appoint a Representative who will be its authorized representative and empowered to act on its behalf in connection with this Agreement (the “SpinCo Service Coordinator”, and together with the VSI Service Coordinator, the “Service Coordinators”). The Service Coordinators will have day-to-day responsibility for the provision and use of the Services. The VSI Coordinator and SpinCo Service Coordinator will be the Persons identified on Annex D. Each Party will promptly notify the other in writing in the event of any change to the appointment a Service Coordinator.

7.9    Dispute Resolution. Any Dispute arising out of or relating to this Agreement will be resolved as provided in Article VII of the Separation and Distribution Agreement; provided, however, that before commencing any Action relating to any such Disputes, the Parties will first attempt to resolve it by engaging in good faith discussions between the Service Coordinators, the functional leads and, if necessary, the Authorized Representatives.

ARTICLE VIII

MISCELLANEOUS

8.1    Counterparts; Entire Agreement; Corporate Power; Facsimile Signatures.

(a)    This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

(b)    This Agreement, including the Annexes hereto and the sections of the Separation and Distribution Agreement referenced herein, contain the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter. Notwithstanding anything herein to the contrary, unless expressly set forth therein, in the case of any conflict between this Agreement and an Ancillary Agreement in relation to matters specifically addressed in such Ancillary Agreement, the Ancillary Agreement will control.

(c)    Each Party represents and warrants to the other Party as follows:

(i)    it has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii)    this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

8.2    Governing Law. This Agreement will be governed by and construed and interpreted in accordance with the Laws of the State of Delaware without regard to rules of conflicts of laws.

8.3    Binding Effect; Assignability. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that no Party may assign any of its rights or assign or delegate any of its obligations under this Agreement without the express prior written consent of the other Party.

8.4    No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and their respective Subsidiaries, Affiliates, successors and assigns and will not be deemed to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement. The Parties agree that each SpinCo Indemnitee and VSI Indemnitee who is not a party to this Agreement is an intended third party beneficiary of the indemnification provisions of this Agreement.

8.5    Notices. All notices, requests and other communications to any Party hereunder will be in writing and will be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses:

If to VSI, to:

Verint Systems Inc.

175 Broadhollow Road

Melville, New York 11747

Attention: Chief Administrative Officer

Email: peter.fante@verint.com

If to SpinCo to:

Cognyte Software Ltd.

33 Maskit

Herzliya Pituach 4673333

Israel

Attention: Ziv Levi, Chief Legal Officer

Email: ziv.levi@cognyte.com

A Party may, by notice to the other Party, change the address to which such notices are to be given. All such notices, requests and other communications will be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication will be deemed not to have been received until the next succeeding business day in the place of receipt.

8.6    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties will negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect, as closely as possible, the original intent of the Parties.

8.7    Force Majeure. No Party will be deemed in default of this Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) will be extended for a period equal to the time lost by reason of the delay. A Party claiming the benefit of this provision will, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure condition and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable.

8.8    Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.9    Waivers of Default; Remedies Cumulative. Waiver by a Party of any default by another Party of any provision of this Agreement will not be deemed a waiver by the waiving Party of any subsequent or other default, nor will it prejudice the rights of another Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.10    Amendments. No provisions of this Agreement may be waived, amended, supplemented or modified, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

8.11    Interpretation. In this Agreement (a) words in the singular will be deemed to include the plural and vice versa and words of one gender will be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Annexes hereto) and not to any particular provision of this Agreement; (c) Annex, Article, Section, Schedule and Exhibit references are to the Annexes, Articles, Sections, Schedules and Exhibits to this Agreement unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including this Agreement) will be deemed to include the exhibits, schedules and annexes to such agreement; (e) references to “$” will mean U.S. dollars; (f) the word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified; (g) the word “or” will not be exclusive; (h) unless otherwise specified in a particular case, the word “days” refers to calendar days; (i) references to “written” or “in writing” include in electronic form; (j) references to “business day” will mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by law to close in the United States or Israel, as the context requires; (k) references herein to this Agreement or any other agreement contemplated herein will be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; and (l) unless expressly stated to the contrary in this Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import will all be references to the date set forth in the Preamble.

8.12    Performance. VSI will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the VSI Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the SpinCo Group.

8.13    Mutual Drafting. This Agreement will be deemed to be the joint work product of the Parties, and any rule of construction that a document will be interpreted or construed against a drafter of such document will not be applicable.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

VERINT SYSTEMS INC.

By:	/s/ Douglas E. Robinson
Name: Douglas E. Robinson
Title: Chief Financial Officer

COGNYTE SOFTWARE LTD.

By:	/s/ David Abadi
Name: David Abadi
Title: Chief Financial Officer

[Signature Page to Transition Services Agreement]